JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this Schedule 13D, dated July 1, 2026, with respect to the Special Voting Preferred Shares of CIM Group, Inc. (the "Schedule 13D") is, and any and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Schedule 13D and any amendments thereto. Each of the undersigned agrees to be responsible for the timely filing of any amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party hereto or thereto, except to the extent that it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Joint Filing Agreement has been executed and delivered by each of the undersigned as of July 1, 2026.

CIM GROUP HOLDINGS, LLC

By: /s/ David Thompson
Name: David Thompson
Title: Vice President and Chief Financial Officer

RICHARD RESSLER

By: /s/ Richard Ressler
Name: Richard Ressler

AVRAHAM SHEMESH

By: /s/ Avraham Shemesh
Name: Avraham Shemesh

SHAUL KUBA

By: /s/ Shaul Kuba
Name: Shaul Kuba